EXHIBIT 99.1

Evaxion Publishes Data, Showing 67% Objective Response Rate in Metastatic Melanoma for the AI-Designed Personalized Cancer Vaccine EVX-01, in Leading Medical Journal

  A 67% objective response rate (ORR) is reported in the publication summarizing results from the Phase 1 study assessing Evaxion’s personalized cancer vaccine, EVX-01, in patients with metastatic melanoma
  The findings also demonstrate strong and clinically relevant immune responses after EVX-01 administration to metastatic melanoma patients co-treated with anti-PD-1 standard of care
  The clinical study results substantiate the precision and predictive power of Evaxion’s AI-Immunology™ platform
  Evaxion has advanced the EVX-01 program into a Phase 2 study, and strong immune data readouts from the ongoing study were presented at ASCO in early June. The one-year clinical efficacy readout from the Phase 2 study is on track for Q3 2024

COPENHAGEN, Denmark, June 17, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces publication of data from its Phase 1 dose escalation study of its lead personalized cancer vaccine candidate, EVX-01, for metastatic melanoma. The study results, published in the Journal for ImmunoTherapy of Cancer, demonstrated that eight out of 12 patients (67%) experienced objective clinical responses (ORR) with six partial and two complete responses. Further, EVX-01 immunization did not induce vaccine-related serious adverse events in patients co-administered with anti-PD1 therapy.

The EVX-01 cancer vaccine is designed to target neoantigens - antigenic sequences derived from cancer mutations - that are displayed on the surface of cancer cells, allowing the immune system to recognize, attack and eliminate the malignant cells. Since the neoantigen tumor profiles vary from one cancer patient to another, the EVX-01 cancer vaccine is truly personalized and tailored to the unique characteristics of each patient’s tumor and immune system profile. This represents a novel treatment paradigm with potential broad application in cancer therapy.

At this year’s ASCO annual meeting, the Company presented comprehensive immune data from its ongoing EVX-01 Phase 2 study, with 71% of the administered neoantigens inducing a specific T-cell response. Furthermore, a positive correlation between the neoantigen prediction score assigned by AI-Immunology™ and the reported induced immune response confirmed the Phase 1 study findings and further substantiated the predictive power of Evaxion’s AI platform.

“This publication provides a clear conclusion to our Phase 1 study, with peer-reviewed validation of our reported outcomes. We are very impressed with EVX-01 achieving a 67% objective response rate in the trial. This is encouraging as it verifies a true reduction in tumor burden following dosing and compares favorably with historical data from anti-PD-1 monotherapy trials. With the encouraging data from our ongoing Phase 2 study of EVX-01 presented at this year’s annual ASCO meeting, we are on track to report our one-year readout in the third quarter of this year,” said Christian Kanstrup, CEO of Evaxion.

For more information about the recent EVX-01 Phase 2 immune data presented at ASCO, please visit our recent press release.

About EVX-01 Phase 2 Clinical Trial

EVX-01 is Evaxion’s lead clinical asset and constitutes a peptide-based personalized cancer vaccine. The ongoing Phase 2 clinical study is a self-sponsored, open-label, single-arm, multi-center trial carried out in collaboration with Merck Sharp & Dohme LLC, together with leading principal investigators and research centers from Italy and Australia. It aims to evaluate the efficacy and safety of EVX-01 vaccination in combination with the anti-PD1 treatment pembrolizumab (more commonly known as KEYTRUDA®) in treatment-naive patients with metastatic or unresectable malignant stage III or IV melanoma. More information can be accessed under clinical trial ID NCT05309421.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion’s proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients’ lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information
Evaxion Biotech A/S
Christian Kanstrup
Chief Executive Officer
cka@evaxion-biotech.com
Source: Evaxion Biotech